Tumi Holdings, Inc.

1001 Durham Avenue

South Plainfield, NJ 07080

April 16, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn: Mr. John Reynolds

Re:	Tumi Holdings, Inc.
Registration Statement on Form S-1
File No. 333-178466

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Tumi Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m., Eastern time, on April 18, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 or Dwight S. Yoo at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,
TUMI HOLDINGS, INC.

/s/ Michael Mardy
By:	Michael Mardy
Title:	Chief Financial Officer, Executive Vice President and Director

cc:	David J. Goldschmidt, Esq.
Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

[Signature Page to Acceleration Request]